Invest in LiteraSeed

Technology Software Minority Owned Social Impact Healthcare

Visual-based communication for doctors to effectively assess patient condition

LITERASEED.IO PHOENIX ARIZONA



INTERACTIVE CONDITION ASSESSMENT AND MONITORING
Do you have any of these problems today?
Your Screening Results
Present Symptoms:
Fever started 1-2 days ago
COVID-19 Test:
No, did not test
Feeling Today:
Same
LiteraSeed



I started LiteraSeed after the preventable death of my 10 year old cousin who lost her life while waiting to seen by a doctor in the ER. Better communication could have saved her life. I set the goal to build LiteraSeed to prevent millions of others from dying because of communication barriers.

Aziza Ismail Founder/CEO @ LiteraSeed

Why you may want to invest in us...

1. Pilots already running with Valleywise and one of the largest providers in CA serving ~2M patients.
2. $84B opportunity around remote patient monitoring, patient engagement & clinical decision support.
3. Advancing access to high-quality healthcare for all, starting with needs of immigrant populations.
4. CEO motivated after avoidable death of a young relative. Team expertise in healthcare CS and software engineering.
5. We save hospitals ~$5M/yr avoiding malpractice & increase revenue by improving customer satisfaction.

Why investors ❤ us

WE'VE RAISED $54,300 SINCE OUR FOUNDING



The disadvantaged and low-literate patient populations in America face the greatest inequalities in our healthcare system. Often uninsured, left behind, and struggling to communicate with doctors, socioeconomic disparities are further exacerbated for these communities as healthcare costs accumulate. Aziza, the CEO & founder of LiteraSeed, has first-hand experience with these issues and a bleeding-heart desire to find a solution. After a year embedded with doctors, she discovered and is implementing an amazingly simple solution to reduce tragic and preventable deaths by improving communication between doctors and patients. With no funding, sheer willpower, impassioned determination, and

... *read more*

John Waldeisen Entrepreneur

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



I've known Aziza for a year now and have been impressed with her endless drive and passion for her work. I also share her desire to improve patient-physician communication; as a physician myself, I believe that Literaseed is a very smart and necessary approach to this massive problem.

Quinn Wang

Founder and CEO at Quadrant Eye; Duke and UCSF-trained cataract surgeon; digital health advisor.



Aziza accomplishes more in a given week than most founders do in a month. Honestly, I'm not sure how she does it. Aziza is one of the most versatile and capable founders I have ever met. Her determination is unstoppable and she consistently perseveres through adversity. When she first told me what she had accomplished with LiteraSeed, without any funding, I didn't believe her. Aziza is on track to building a wildly successful company that will better medical communication for all of us.

John Waldeisen

Founder & ex-CEO, Lucira Health (YC W15) / Founder & CTO, Animalia Health / Mentor, XX & Wefunder's "Fight the Pandemic" Fund

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Aziza Ismail

Founder/CEO

Aziza founded LiteraSeed after the preventable death of her 10 year-old relative. Leads product development and formed strategic collaborations with two health systems.



Henry Chen

Senior Engineer

Received B.S. in Chemistry and Mathematics from University of California, Berkeley. Previously built and led a team to create a leading influencer marketing CMS.



Mai Dahshan

ML Scientist

PhD candidate of Computer Science from Virginia Tech specializing in artificial intelligence and healthcare applications.



Hana Alkahlout

Clinical Research and Subject Matter Expert

Fourth year medical student. Undergraduate in Global Health from ASU, minor in Biology. Masters in Biomedical Sciences from Midwestern University. Research interests in healthcare access for refugee and immigrant communities.



Toni J Eberhardt

Advisor/Healthcare Marketing, PR, Business Dev.

With > 25 years'experience- 14 in healthcare, Toni Eberhardt has worked with leading health systems, medical groups and urgent cares to evolve their messaging as consumers have become more sophisticated consumers of healthcare.

Downloads

LiteraSeed Pitch Deck 2020.pdf

LiteraSeed™ is bridging the gap so that communication stops being a barrier to life-saving care.

Miscommunication is a Leading Cause of Diagnostic Error

In early 2016, Aziza's 10 year-old relative lost her life while waiting to be seen by a doctor in the Emergency Department. Her condition was treatable and her death preventable. Proper communication could have saved her life.

Patients have the most context of their symptoms, but lack the medical knowledge to communicate and request the right service. Medical providers are limited to a brief snapshot of the symptoms based on a short remote observation and whatever the patient describes. LiteraSeed is bridging this gap.


PROBLEM
78% of misdiagnoses are caused by poor health communication and result in
80,000 avoidable deaths each year.
Patients w/ cultural, language and low-health literacy barriers are
2x disproportionately affected.
$58,776
per injury to US healthcare systems and
$20B
total to US healthcare system
LiteraSeed
2

LiteraSeed Brings Visuals-Based User Experience to Help Patients Communicate And Share the Full Picture with Doctors

We built LiteraSeed to be accessible and easy-to-use, and we aim to improve trust between patients and doctors. It improves the level of understanding using images and simple language, making it easier for patients to convey what's wrong with them, which results in immediate and accurate care from doctors.


SOLUTION
A better UI/UX for patients to explain what's wrong so that doctors can more efficiently and effectively assess and diagnose the patient.
3
LiteraSeed

How It Works

Our product is meant to be simple and visual. We built an intuitive interface that helps our users communicate how they feel accurately and quickly. No one should be denied high-quality healthcare because of literacy barriers.



PRODUCT
Patient uses our **visual screening tool** to provide essential health information quickly and efficiently.
Patient receives **personalized guidance** on next best action, while we send the report to the doctor.
Doctor is **more prepared** with better understanding of how to assess and treat patient.
LiteraSeed™ | 5

In Action:



INTERACTIVE CONDITION ASSESSMENT AND MONITORING
Do you have any of these problems today?
LiteraSeed™
Your Screening Results
Present Symptoms:
Fever started 1-2 days ago
COVID-19 Test:
No, did not test
Feeling Today:
Same
LiteraSeed™ | 11

This is an $84B opportunity

The market size of remote patient monitoring and patient engagement is $30B in 2020 and is expected to grow to $84B by 2028. With annual subscriptions, we save hospitals ~$5M/yr avoiding malpractice & increase revenue by improving customer satisfaction.


MARKET
6,200
hospitals in the US serving
879.6M
patient visits and
35.7M
hospitalizations
1,040
safety net hospitals serving
53M
patients annually who are low-income, medically, and socially vulnerable
11.9 M
hospitalizations
Remote patient monitoring, patient engagement, and diagnostic decision support total a
$84B market size
B2B contracts with each hospital enable
SIGNIFICANT
savings to hospital system
LiteraSeed

Traction

We started a pilot with Valleywise in July 2020 that covers over 400k patients across 17 facilities. Just days ago we confirmed another pilot with one of the largest healthcare providers in California, letting us reach ~2M more patients. We can't disclose the name yet.


PILOT IN PROGRESS
Valleywise Health
Phoenix, Arizona
pilot starting July 2020 with 400k patients over 17 facilities
PILOT COMING SOON
BEST HOSPITALS US News RANKINGS
California
in conversations with a Top 10 hospital in US
LiteraSeed

Team

LiteraSeed's founding team is the perfect combination of a clinician, a researcher, and a software engineer, bringing expertise in AI, product development, commercialization, and healthcare. It's advisors include a Clinical Professor at UCSF (University of California, San Francisco), a clinician in Valleywise, and a partnership with Virginia Tech.


TEAM
AZIZA ISMAIL
Founder
HENRY CHEN
Senior Engineer
MAI DAHSHAN
Chief Scientist
LiteraSeed
| 9

What's Next

We anticipate roll-out of our platform to all patient populations, not only low English proficiency/low-literate communities, in our partner healthcare systems. We will launch to the ~2M patients across the two health systems and continue to expand to other hospitals.


MILESTONES
Today
Two pilots with health systems
Improve screening effectiveness and efficiency for COVID-19 among Low English Proficiency patients at hospital entrance
Launch LiteraSeed to 2M patients (across both health systems)
• Build a scalable technology architecture that supports clinical integration
• Sign contracts for $0.50/patient annually for early customers
Unlock AI-based decision support and prove clinical efficacy
• Incorporate knowledge of more health conditions
• Train machine learning models once a sufficient large data set is established
• Publish evidence for clinical efficacy and perform cost/benefit analyses
• Establish higher payment rates
Onboard 5-10 more health systems (years 2-3)
Hire account managers and engineers to continue expansion
LiteraSeed
| 13

Conclusion

Nobody should suffer harm nor be denied high-quality healthcare because of a communication barrier. We are committed to a world where anyone regardless of communication ability or language spoken can get the critical care that they need.

We aim to **save 4,000 lives/year** by **reducing preventable deaths.**

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

We are building a better user experience for patients to explain what's wrong with them. People use words like "dizzy", but that can have a number of different medical meanings. Confusion like this can be the difference of receiving life-saving care. We're building a user interface that uses images, graphics and simple language to bridge that communication gap.

Where will your company be in 5 years? ⌄

Year 1 we'll work with pilot client clinics to gather initial data, and then convert them into paying customers. Contracts will stipulate that if we reduce medical errors in our sample population by 10% it will automatically convert to a contract of $0.50/ patient. By year 5, we expect to be a major competitor serving over 10M patients in the global patient engagement and remote patient monitoring markets expected to be worth a combined total of $84B by 2028.

Why did you choose this idea? ⌄

I started LiteraSeed after the preventable death of my 10 year old cousin who lost her life while waiting to seen by a doctor in the ER. Better communication could have saved her life. I set the goal to build LiteraSeed to prevent millions of others from dying because of communication barriers.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

The COVID-19 pandemic has aggressively surfaced the risks communication barriers present. Recently, a low English proficiency patient arrived at a Brooklyn, NY ER. Due to miscommunication, she was placed in a unit for patients that didn't have coronavirus. The following day, a physician realized she had COVID-19 symptoms; the patient died the following night. A medical provider who treated her believes care was compromised due to the language barrier. In addition, already immunocompromised patients were exposed to coronavirus unnecessarily. As a result of COVID-19, health systems will be more pressured to ensure they have the right solutions in place in preparation for similar pandemics in the future.

How far along are you? What's your biggest obstacle? ⌄

Valleywise Health in Phoenix (formerly Maricopa Integrated Health System) has committed to a pilot program with LiteraSeed to include ~300 patients. Systemwide, Valleywise serves ~400K patients annually across 17 facilities. Due to the size of Valleywise, the largest obstacle is ensuring all appropriate stakeholders are on board, engaged and have provided formal support of the pilot.

We are also in conversations with a health system in California that serves 1.2M patients a year about improving screening efficiency and effectiveness of COVID-19 among immigrant populations. We have committed to a soft launch in early August 2020.

Who competes with you? What do you understand that they don't? ⌄

Primary competitors are Vecna Healthcare, Tonic Health and Phreesia. These solutions assist with intake and offer service in other languages; however, they remain limited and services are largely fragmented (i.e. one may offer visual prompts, or only audio). These solutions primarily capture data for insurance/billing purposes and do not provide value at the point of care, whereas LiteraSeed focuses on bridging the communication gap between patients and providers.

How will you make money? ⌄

Primary revenue streams will be healthcare systems and facilities paying per annum either through fixed costs subscription or on a transaction basis with rates determined by hospital or clinic size/capacity. Patients are provided free access. In the long term, payers may be an additional source of revenue.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Because the application is a new concept and historically, healthcare has been slow to adopt technology, the sales cycle within health systems is long. As a result, close collaboration with health systems, primarily Valleywise, in development and piloting of the LiteraSeed platform has been important to provoke a "skin in the game" adoption. In addition, we are focusing on individual clinics and independent medical groups which serve a higher than average number of ESL patients are primary target customers.

What are the equity splits?

Aziza is the only founder and currently owns 100%

What is the biggest disagreement you've had with your cofounders?

N/A

Financials

LiteraSeed has financial statements ending December 31 2019. Our cash in hand is $136.86, as of July 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month.

At a Glance

January 1 to December 31


$$$$

$0
Revenue



-$2,321 [182%]
Net Loss


IOU!

$0
Short Term Debt



$0
Raised in 2019



$137
Cash on Hand
As of 07/16/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are building a better user experience for patients to explain what's wrong with them. People use words like "dizzy", but that can have a number of different medical meanings. Confusion like this can be the difference of receiving life-saving care. We're building a user interface that uses images, graphics and simple language to bridge that communication gap.
Year 1 we'll work with pilot client clinics to gather initial data, and then convert them into paying customers. Contracts will stipulate that if we reduce medical errors in our sample population by 10% it will automatically convert to a contract of $0.50/ patient. By year 5, we expect to be a major competitor serving over 10M patients in the global patient engagement and remote patient monitoring markets expected to be worth a combined total of $84B by 2028.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

LiteraSeed, LLC was incorporated in the State of Arizona in November 2013.

Since then, we have:

- Pilots already running with Valleywise and one of the largest providers in CA serving ~2M patients.
- $84B opportunity around remote patient monitoring, patient engagement & clinical decision support.
- Advancing access to high-quality healthcare for all, starting with needs of immigrant populations.
- CEO motivated after avoidable death of a young relative. Team expertise in healthcare CS and software engineering.
- We save hospitals ~$5M/yr avoiding malpractice & increase revenue by improving customer satisfaction.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,587, including $1,587 in cash. As of December 31, 2018, the Company had $3,908 in total assets, including $3,908 in cash.
- *Net Loss.* The Company has had net losses of $2,321 and net income of $2,843 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LiteraSeed, LLC cash in hand is $136.86, as of July 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 24 months.

Six months following the raise we expect our monthly revenues to be roughly $15,000-$20,000.

We do not currently have any other sources of capital to rely on. We are submitting for a National Science Foundation grant in July 2020; otherwise bootstrapping and strategic partnerships.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A

Gross Margin: N/A

Return on Assets: -146%

Earnings per Share: N/A

Revenue per Employee: $0

Cash to Assets: 100%

Revenue to Receivables: ~

Debt Ratio: 0%

2018-19 Financial Statements - LIteraSeed LLC.pdf

Risks

1. As an early, bootstrapped company, LiteraSeed's only team member who full time is Aziza Ismail, the company's sole founder. Other members of the team are full time employed with other companies, and are dedicating part time to the company.

2. The company is not currently generating revenue, although it is in the process of piloting and doing early research and development with two health systems in the state of Arizona and California.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

5. Data privacy is a risk as with any digital health platform that gathers patient data. LiteraSeed has already implemented HIPAA technical safeguards and has BAAs signed with partners that are fully HIPAA compliant.

6. Selling to hospitals can have sales cycles that can take between 9-18 months. The company is in the process of beginning pilots with two health systems and will be targeting speciality outpatient clinics with discretionary budgets in the near term.

7. Business model is based on (informed) assumptions and will require multiple stakeholder alignment.

8. To reduce legal and regulatory risks the product does not claim to make a diagnosis, contains disclaimers, will have a low threshold for detecting potentially high-risk cases, and will purchase insurance.

9. Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2).

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Aziza Ismail	Founder @ LiteraSeed	2013

Officers

OFFICER	TITLE	JOINED
Aziza Ismail	CEO President	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Aziza Ismail	Membership Interests	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$8,500	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	50% towards iterative product development, 30% on UX design and visuals, 16% towards insurance, legal and accounting work, 4% towards Wefunder fees.
$250,000	40% towards hiring full time software engineer, 30% on UX design and visuals, 10% on developing key metrics and measures for clinical pilots and packaging data into sales materials that can convert health systems into paid customers, 10% towards insurance, legal and accounting work, 6% founder salary, 4% towards Wefunder fees.

Capital Structure

This is an LLC with no issued units.

The Funding Portal

LiteraSeed is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.